[LaCrosse Footwear, Inc. Letterhead]
May 13, 2010
VIA FEDEX AND EDGAR
Craig Slivka, Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Re:	LaCrosse Footwear, Inc. Form 10-K for the year ended December 31, 2009 Definitive Proxy Statement filed March 25, 2010 File No. 000-23800
Dear Mr. Slivka:
     We are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 7, 2010 (the “Comment Letter”) relating to the above-referenced Form 10-K for the year ended December 31, 2009 (the “Form 10-K”) and Definitive Proxy Statement filed March 25, 2010 (the “Proxy Statement”) for LaCrosse Footwear, Inc. (the “Company”). The Form 10-K and the Proxy Statement are collectively referred to herein as the “Filings.”
     For your convenience, we have reproduced each of the Staff’s comments below and provided our response.
Form 10-K
Item 9A(T). Controls and Procedures, page 27
1. We note your officers’ conclusion that your disclosure controls and procedures were effective “as of the date of such evaluation” in ensuring that the information to be disclosed in your Exchange Act reports is “(1) recorded, processed summarized and reported in a timely manner.” Please confirm and disclose in future filings whether your disclosure controls and procedures in the “reports that you file or submit under the Act” are “(1) recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms.” See Rule 13a-15(e). Alternatively, you may conclude that your disclosure controls and procedures were “effective” or “ineffective” whichever the case may be without defining them. See Item 307 of Regulation S-K.
     We confirm our officers’ conclusion as of the end of the fiscal year that our disclosure controls and procedures were effective. We will disclose in future filings that our disclosure controls and procedures were “effective” or “ineffective,” whichever the case may be.

Exhibit Index, page 34
2. It appears that you have omitted the schedules and exhibits referenced in exhibits 10.23 and 10.27. Please file these schedules and exhibits with your next Exchange Act report. See Item 601(b)(10) of Regulation S-K.
     We will file the schedules and exhibits referenced in exhibits 10.23 and 10.27 of the Form 10-K with our next quarterly report on Form 10-Q.
Definitive Proxy Statement
Summary Compensation Table, page 23
3. In future filings, please provide a narrative description of any material factors necessary to an understanding of the information discussed in the table such as the material terms of any non-equity incentive plan awards. Please refer to Item 402(o) of Regulation S-K.
     In future filings, we will provide expanded narrative disclosure to assist in the understanding of the information disclosed in the summary compensation table.
     The Company acknowledges that:
1. it is responsible for the adequacy and accuracy of the disclosure in the Filings;
2. Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filings; and
3. the Company may not assert Staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.
     Please contact Peter B. Cancelmo, of Garvey Schubert Barer, the Company’s outside counsel, at 206-816-1332, or the undersigned at 503-262-0110, x1331, if you wish to discuss the Company’s responses to the Comment Letter.
Sincerely,

/s/ David P. Carlson
David P. Carlson Executive Vice President & Chief Financial Officer
LaCrosse Footwear, Inc.

cc:	Bruce A. Robertson Peter B. Cancelmo